                                              Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-50209


                          THE MILLBURN WORLD RESOURCE TRUST


                         SUPPLEMENT DATED JANUARY 25, 1999 TO
                        THE PROSPECTUS AND DISCLOSURE DOCUMENT
                                  DATED MAY 13, 1998



          This Supplement updates certain Commodity Futures Trading Commission required information contained in The Millburn World Resource Trust Prospectus and Disclosure Document dated May 13, 1998. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Trust.

          Exhibit I of this Supplement updates information on the cover page of the Prospectus regarding the amount of trading profit the Trust must realize in order to offset twelve months of Trust expenses and the 3% redemption charge due on Units redeemed during the first year after they are sold. Exhibit I also contains an updated version of the Trust's Breakeven Table set forth on page 8 of the Prospectus. Exhibit II updates the Risk Factors set forth on pages 11 through 17 of the Prospectus by adding an additional risk factor regarding the conversion of European currencies to a single currency. Exhibit III contains an updated version of the performance record of the Trust set forth on page 21 of the Prospectus and an updated version of the discussion of the Year 2000 computer issue set forth on page 26 of the Prospectus. Exhibit IV contains updated information regarding the civil, administrative or criminal proceedings related to the Trust's Principal Selling Agent and Clearing Brokers set forth on pages 44 through 51 of the Prospectus. Exhibit V contains an updated version of the annual rates of return since inception of the Millburn Ridgefield client funds set forth on pages 97 and 98 of the Prospectus. Pursuant to Commodity Futures Trading Commission Regulations, the performance summaries of the Millburn Ridgefield client funds and trading programs set forth on pages 86 through 95 of the Prospectus are not updated in this Supplement.

                                 * * * * * * * * * *

               All information in the Prospectus is hereby restated.


                              __________________________


          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              __________________________


          THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

                                      EXHIBIT I


          The Trust is subject to substantial charges regardless of its profitability, as well as to quarterly Profit Shares. In order to offset Trust expenses during the first year after a Unit is sold, the Trust must earn trading profits of approximately 6.45%, or of approximately 9.55% if the 3% redemption charge applies, assuming the Trust earns interest on its assets at an annual rate of approximately 4.3%.

"BREAKEVEN TABLE"

                                                         COLUMN I              COLUMN II
                                                        PERCENTAGE       DOLLAR RETURN REQUIRED
                                                     RETURN REQUIRED         ($5,000 INITIAL
                 ROUTINE EXPENSES(1)                   FIRST TWELVE           INVESTMENT)
                                                        MONTHS OF        FIRST TWELVE MONTHS OF
                                                        INVESTMENT             INVESTMENT
 Brokerage Fees                                             9.00%            $450.00
 Administrative Expenses(2)                                 0.75%             $37.50
 Profit Share(3)                                            1.00%             $50.00
 Redemption Charge(4)                                       3.10%            $155.00
 Less Interest Income(5)                                  (4.30)%           $(215.00)

 TRADING PROFIT REQUIRED FOR AN INITIAL $5,000
 INVESTMENT TO "BREAKEVEN"                                  9.55%            $477.50

--------------------------

(1) See "Charges" at page 36 of the Prospectus for an explanation of the expenses and Profit Share included in the "Breakeven Table."

(2) Administrative Expenses are estimated at no more than 0.75 of 1% of average month-end Net Assets annually. Actual Administrative Expenses incurred during 1997 were $345,473 or 0.51% of average month-end Net Assets.

(3) The Profit Share is calculated on the basis of the overall profits of the Trust, not the investment experience of any particular Unit. The 1% Profit Share assumed during a "breakeven" year is intended, in part, to reflect possible timing differences between quarterly Profit Shares and annual performance, as well as Profit Share misallocations which result from charging all Units the same Profit Share, regardless of the time of purchase. The 1% Profit Share charge is also included as a reflection of the approximately 0.7% Profit Share which would accrue on the approximately 4% New Trading Profit which would be necessary to offset the 3% redemption charge applied to Units redeemed as of the end of the twelfth month after their issuance.

(4) Redemption charges would equal 3.1% of the initial $5,000 investment because these charges would equal 3% of the $5,155 Net Asset Value required for an investor to receive net redemption proceeds of $5,000.

(5) Interest income is estimated based on the yields on 91-day Treasury bills as of the date of this Prospectus Supplement.

                                      EXHIBIT II

POSSIBLE EFFECTS OF THE EUROPEAN MONETARY UNION

          The January 1, 1999 conversion of most major European currencies to a single euro currency or reaction to that conversion or to any nation's withdrawal from the European Monetary Union, could adversely affect the trading opportunities or results of currency traders in general, including the Trust. Millburn Ridgefield has reviewed its currency trading strategies in anticipation of the conversion to the euro currency and believes that this event will not have a material adverse effect on the performance of the Trust. However, the conversion to a single euro currency is a very significant and novel political and economic event and there can be no certainty about its direct or indirect future effects on currency markets. Investors should be aware that a risk exists that unforeseen effects of European Monetary Union could lessen the favorable performance of or cause losses in the Trust's trading.

                                      EXHIBIT III

                              PERFORMANCE OF THE TRUST
                         THE MILLBURN WORLD RESOURCE TRUST
                      (SEPTEMBER 13, 1995 - DECEMBER 31, 1998)

       TYPE OF POOL:  Single-Advisor/Publicly-Offered/No Principal Protection
                     INCEPTION OF TRADING:   September 13, 1995
                      AGGREGATE SUBSCRIPTIONS:    $83,202,157
                       CURRENT CAPITALIZATION:   $75,887,244
              WORST MONTHLY DRAWDOWN (MONTH/YEAR):   (12.30)%  (2/96)
        WORST PEAK-TO-VALLEY DRAWDOWN (MONTH/YEAR):   (15.03)%  (12/95-5/96)
              December 31, 1998 NET ASSET VALUE PER UNIT:   $1,234.38

                             MONTHLY RATES OF RETURN
     MONTH          1998       1997          1996             1995
    January        3.07%       4.24%        (0.36)%            --
    February      (1.19)%      7.17%       (12.30)%            --
     March        (1.73)%     (4.29)%        2.94%             --
     April        (7.27)%     (4.63)%        2.55%             --
      May          6.64%       3.02%        (7.88)%            --
      June         3.04%      (1.73)%        6.64%             --
      July        (4.42)%      2.95%        (0.36)%            --
     August        8.88%     (10.22)%        1.49%             --
   September       0.54%       0.84%         4.01%           (6.62)%
    October       (7.76)%      0.74%         8.09%           (1.92)%
    November      (0.44)%     (0.77)%        4.10%            0.92%
    December       6.94%       6.45%         0.42%           16.02%

   Compound                                                   7.23%
 Rate of Return    4.39%       2.39%         7.69%        (3 1/2 months)

                             MONTH-END NET ASSET VALUE PER UNIT
              JAN.          FEB.          MAR.          APR.          MAY            JUNE
  1995         --            --            --            --            --             --

  1996      $1,068.44      $937.05       $964.56       $989.12      $911.19        $971.65

  1997      $1,203.79    $1,290.13     $1,234.76     $1,177.54     $1,213.10      $1,192.13

  1998      $1,218.74    $1,204.22     $1,183.35     $1,097.33     $1,165.75      $1,201.17


              JULY          AUG.         SEPT.          OCT.          NOV.          DEC.

  1995         --            --          $933.80      $915.83        $924.25     $1,072.34

  1996       $968.18      $982.59      $1,022.02     $1,104.75     $1,149.99     $1,154.81

  1997     $1,227.32     $1,101.91     $1,111.16     $1,119.39     $1,110.78     $1,182.43

  1998     $1,148.03     $1,249.93     $1,256.63     $1,159.29     $1,154.22     $1,234.38


          PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

          "Worst Monthly Drawdown" means the largest negative monthly rate of return experienced by the Trust. A "drawdown" is measured on the basis of month-end Net Asset Value per Unit only, and does not reflect intra-month figures.

          "Worst Peak-to-Valley Drawdown" represents the greatest percentage decline incurred by the Trust from a month-end Net Asset Value, without such month-end Net Asset Value per Unit being equaled or exceeded as of a subsequent month-end. For example, if the Net Asset Value per Unit declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a "peak-to-valley drawdown" analysis conducted as of the end of April would consider the "drawdown" to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Unit had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

          Monthly Rate of Return is calculated on the basis of the actual rate of return recognized by an initial $1,000 investment in the Trust.

          Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

THE YEAR 2000 COMPUTER ISSUE

          Many existing computer systems use only two digits to refer to a year. This technique can cause the systems to treat the year 2000 as 1900, an effect commonly known as the "Year 2000 Problem." The Trust, like other financial and business organizations, depends on the smooth functioning of computer systems and could be adversely affected if the computer systems on which it relies do not properly process and calculate date-related information concerning dates on or after January 1, 2000.

          The Managing Owner administers the business of the Trust through various systems and processes maintained by the Managing Owner. The Managing Owner's modifications for Year 2000 compliance are proceeding and are expected to be completed, with respect to mission-critical systems, by April 1999, and, with respect to other systems, by July 1999. The expenses incurred to date by the Managing Owner in preparing for Year 2000 compliance have not had a material adverse impact on the Managing Owner's financial position, and the expenses to be incurred in becoming fully Year 2000 compliant are not expected to have a material adverse impact on the Managing Owner's financial position. The Trust itself has no systems or information technology applications relevant to its operations and, thus, has no expenses related to addressing the Year 2000 Problem.

          In addition to the Managing Owner, the Trust is dependent on the capability of the various exchanges, Clearing Brokers and other third parties with which the Trust has material relationships to prepare adequately for the
Year 2000 Problem and its impact on their systems and processes.   The major
U.S. futures exchanges participated in the Futures Industry Association Y2K Beta Test during September 1998 and will participate in the Futures Industry Association Y2K industry-wide test for Year 2000 compliance during the first and second quarters of 1999. The Futures Industry Association Y2K Tests are to test links with outside entities. The Clearing Brokers are addressing their Year 2000 issues and will participate in the Futures Industry Association Y2K industry-wide test for Year 2000 compliance during the first and second quarters of 1999. The Managing Owner is currently implementing procedures to monitor the progress of the Clearing Brokers and other third parties with which the Trust has a material relationship in addressing their Year 2000 issues.

          The most likely and most significant risk to the Trust associated with the lack of Year 2000 readiness is the failure of third parties, including the Clearing Brokers, exchanges, foreign exchange counterparties and various regulators to resolve their Year 2000 issues in a timely manner. This risk could involve the temporary inability to transfer funds electronically or to determine the Net Asset Value of the Trust, in which case sales could be suspended and/or redemption payments delayed until the Trust's assets could be valued and/or funds could be transferred. If the Managing Owner believes, prior to December 31, 1999, that any third party has failed to resolve a Year 2000 issue likely to have a material adverse impact on the Trust, the Managing Owner will attempt to close any Trust positions carried by such third party or exposed to such third party's failure to resolve its Year 2000 issue and to cease trading with or through such third party until such issue is resolved.

                                      EXHIBIT IV


PAINEWEBBER

          The following paragraphs restate and update the PaineWebber disclosure statement regarding civil, administrative or criminal proceedings related to PaineWebber set forth on pages 44 through 48 of the Prospectus.

          PaineWebber's principal office is located at 1000 Harbor Boulevard, Weehawken, New Jersey 07087, telephone: (201) 902-3000. PaineWebber is a clearing member of all principal U.S. futures exchanges. It is registered with the CFTC as a futures commission merchant and is a member of the NFA in such capacity.

          PaineWebber did not sponsor the Trust and is not responsible for the activities of Millburn Ridgefield. It acts only as one of the commodity brokers and one of the selling agents.

          Except as set forth below, neither PaineWebber nor any of its principals have been involved in any administrative, civil or criminal proceeding - whether pending, on appeal or concluded - within the past FIVE years that is material to a decision whether to invest in the Trust in light of all the circumstances.

          PaineWebber is involved in a number of proceedings concerning matters arising in connection with the conduct of its business. Certain actions, in which compensatory damages of $168 million or more appear to be sought, are described below. PaineWebber is also involved in numerous proceedings in which compensatory damages of less than $168 million appear to be sought, or in which punitive or exemplary damages, together with the apparent compensatory damages alleged, appear to exceed $168 million. PaineWebber has denied, or believes it has legitimate defenses and will deny, liability in all significant cases pending against it, including those described below, and intends to defend actively each such case.

          On or about June 10, 1991, PaineWebber was served with a "First Amended Complaint" in an action captioned Rolo v. City Investing Liquidating Trust, et al., Civ. Action 90-4420 (D.N.J.), filed on or about May 13, 1991 naming it and other entities and individuals as defendants. The First
Amended Complaint alleges conspiracy and aiding and abetting violations of:
(1) one or more provisions of the Racketeer Influenced and Corrupt Organizations Act ("RICO"); (2) one or more provisions of the Interstate Land Sales Full Disclosure Act; and (3) the common law, on behalf of all persons (excluding defendants) who purchased lots and/or houses from General Development Corporation ("GDC") or one of its affiliates and who are members of an association known as the North Port Out-of-State Lot Owners Association.

     The secondary liability claims in the First Amended Complaint relating to PaineWebber are premised on allegations that PaineWebber served as (1) the co-lead underwriter in connection with the April 8, 1988 offering by GDC of 12-7/8% senior subordinated notes pursuant to a Registration Statement and Prospectus and (2) the underwriter for a 1989 offering of Adjustable Rate General Development Residential Mortgage Pass-Through Certificates, Series 1989-A, which plaintiffs contend enabled GDC to acquire additional financial resources for the perpetuation of (and/or aided and abetted) an alleged scheme to defraud purchasers of GDC lots and/or houses. The First Amended Complaint requests certain declaratory relief, equitable relief, compensatory damages of not less than $500 million, punitive damages of not less than three times compensatory damages, treble damages with respect to the RICO count, pre-judgment and post-judgment interest on all sums awarded, and attorneys' fees, costs disbursement and expert witness fees.

          On December 27, 1993, the District Court entered an order dismissing plaintiffs' First Amended Complaint against PaineWebber and the majority of the other defendants for failure to state a claim upon which relief can be granted.

          On November 8, 1994, the United States Court of Appeals for the Third Circuit affirmed the District Court's order dismissing this action against PaineWebber. On November 18, 1994, plaintiffs filed a Petition for Rehearing and Suggestion for Rehearing en banc with the Third Circuit.

          On April 4, 1995, the United States Court of Appeals for the Third Circuit entered an order vacating its order of November 8, 1994, and granted plaintiffs' application for rehearing and remanded the case to the District Court for reconsideration. Following the remand by the Third Circuit Court of Appeals, on August 24, 1995, the District Court entered an order dismissing the action as to all defendants. On February 20,1996, plaintiffs filed a notice of appeal from the District Court's order dismissing the action. On September 16, 1996, the Third Circuit Court of Appeals heard arguments on plaintiffs' appeal. The court has not yet ruled on the appeal.

          In July 1994, PaineWebber, together with numerous unrelated firms, were named as defendants in a series of purported class action complaints that have since been consolidated for pre-trial purposes in the United States District Court for the Southern District of New York under the caption IN RE NASDAQ, MARKET-MAKER ANTITRUST AND SECURITIES LITIGATION. MDL DOCKET NO. 1023. The refiled consolidated complaint in these actions alleges that the defendant firms engaged in activities as market makers on the NASDAQ over-the counter market that violated the federal antitrust laws. The plaintiffs seek declaratory and injunctive relief, damages in an amount to be determined and subject to trebling and additional relief. On December 18, 1995, PaineWebber filed its answer to plaintiffs' refiled consolidated complaint. The parties are presently engaged in pre-trial discovery. On November 26, 1996, the Court conditionally certified a class of retail investors who bought or sold certain NASDAQ securities through defendants (and in limited cases through non-defendants) during certain periods of time. The United States District Court for the Southern District of New York granted plaintiffs' motion for certification of a class that includes institutional investors, as well as the retail investors previously certified.

          PaineWebber and two other broker-dealers were named as defendants in litigation brought in November 1994 and subsequently styled IN RE MERRILL LYNCH ET. AL. Securities Litigation Civ. No. 94-5343 (DRD). The amended complaint, filed in March 1993, alleged that defendants violated federal securities laws in connection with the execution of orders to buy and sell NASDAQ securities. On December 13, 1995, the District Court granted defendants' motion for summary judgment. On January 19, 1996, the plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit. The appeal was heard on October 24, 1996, and on June 19, 1997, the Court affirmed the District Court's grant of defendants' motions for summary judgement. On July 30, 1997, the Third Circuit Court of Appeals vacated the prior Third Circuit opinion and listed the case for rehearing en banc. On October 29, 1997, the court held an en banc rehearing on the appeal from the District Court's grant of defendants' motions for summary judgment.

     On July 16, 1996, PaineWebber entered into a Stipulation and Order resolving a civil complaint filed by the United States Department of Justice, alleging that it and other NASDAQ market makers violated Section 1 of the Sherman Act in connection with certain market making practices. In entering into the Stipulation and Order, without admitting the allegations, the parties agreed that the defendants would not engage in certain types of market making activities and the defendants undertook specified steps to assure compliance with their agreement. On April 24, 1997, the United States District Court for the Southern District of New York approved the Stipulation and Order, one aspect of which requires the defendants to tape record a certain percentage of their NASDAQ traders' telephone calls. On May 27, 1997, the Court stayed the taping provision pending an appeal by certain private parties who objected to aspects of the taping provision. Notice of Appeal has been filed in the United States Court of Appeals for the Second Circuit; the parties are scheduled to file briefs in July and August, and oral argument on the appeal was scheduled for late September.

          A series of purported class actions concerning PaineWebber sale and sponsorship of various limited partnership investments have been filed against PaineWebber and PaineWebber Group Inc. (together hereinafter, "PaineWebber") among others, by partnership investors since November 1994. Several such actions (the "Federal Court Limited Partnership Actions") were filed in the United States District Court for the Southern District of New York, one was filed in the United States District Court for the Southern District of Florida and one complaint (the "New York Limited Partnership Action") was filed in the Supreme Court of the State of New York. The time to answer or otherwise move with respect to these complaints has not yet expired.

     The complaints in all of these cases make substantially similar allegations that, in connection with the sale of interests in approximately 50 limited partnerships between 1980 and 1992, PaineWebber(1) failed to provide adequate disclosure of the risks involved with each partnership; (2) made false and misleading representations about the safety of the investments and the anticipated performance of the partnerships; and (3) marketed the partnerships to investors for whom such investments were not suitable. The plaintiffs, who are suing on behalf of all persons who invested in limited partnerships sold by PaineWebber between 1980 and 1992, also allege that, following the sale of the partnership units, PaineWebber misrepresented financial information about the partnerships' value and performance.

     The Federal Court Limited Partnership Actions also allege that PaineWebber violated the Racketeer Influenced and Corrupt Organization Act ("RICO"), and certain of them also claim that PaineWebber violated the federal securities laws. The plaintiffs seek unspecified damages, including reimbursement for all sums invested by them in the partnerships, as well as disgorgement of all fees and other income derived by PaineWebber from the limited partnerships in the Federal Court Limited Partnership Actions, the plaintiffs also seek treble damages under RICO.

     In addition, PaineWebber and several of its present or former officers were sued in two other purported class actions (the "Geodyne Limited Partnership Actions") filed in the state court in Harris County, Texas.
Those cases, and WOLFF V. GEODYNE RESOURCES, INC. ET.AL., are similar to the other Limited Partnership Actions except that the plaintiffs purport to sue only on behalf of those investors who bought interests in the Geodyne Energy Partnerships, which were a series of oil and gas partnerships that PaineWebber sold over several years. The plaintiffs in Geodyne Limited Partnership Actions allege that PaineWebber committed fraud and misrepresentation, breached its fiduciary obligations to its investors and brokerage customers, and breached certain contractual obligations. The complaints seek unspecified damages, including reimbursement of all sums invested by them in the partnerships, as well as disgorgement of all fees and other income derived by PaineWebber from the Geodyne partnerships. PaineWebber has filed an answer denying the allegations in plaintiffs' complaints.

     On January 18, 1996, PaineWebber signed and filed with the federal court a memorandum of understanding with the plaintiffs in both the Federal Court Limited Partnership Actions and the Geodyne Limited Partnership Actions outlining the terms under which the parties have agreed to settle these actions. Pursuant to that memorandum of understanding, PaineWebber irrevocably deposited $125 million into an escrow fund under the supervision of the United States District Court of the Southern District of New York to be used to resolve the Federal Court and Geodyne Limited Partnership Actions in accordance with the definitive settlement agreement and plan of allocation which the parties subsequently submitted to the court for its consideration and approval. The court held hearings on the fairness of the settlement in October and November 1996. On March 20, 1997, the court issued an order approving the settlement. On July 30, 1997, the United States Court of
Appeals for the Second Circuit affirmed the judgment approving the settlement.

          In addition, three actions were filed against PaineWebber in the District Court for Brazoria County, Texas, two captioned MALLIA V. PAINEWEBBER, INC. ("MALLIA I" AND "MALLIA II") and one captioned BILLY HAMILTON V. PAINEWEBBER ("HAMILTON"), relating to PaineWebber's sale and sponsorship of various limited partnership investments. MALLIA I was originally filed as a class action, but was later amended to assert claims only on behalf of the named plaintiffs. The complaints in MALLIA I, MALLIA II, and HAMILTON, collectively, make allegations on behalf of approximately 65 named plaintiffs that are substantially similar to those in the Federal Court Limited Partnership Actions except that the plaintiffs purport to bring only state law claims, principally for common law fraud, negligent misrepresentation, breach of fiduciary duty, violation of the Texas Securities Act, and violations of the Texas Deceptive Trade Practices Act, on behalf of those investors who bought interests in Pegasus aircraft leasing partnerships and in unspecified other limited partnerships and investments. The plaintiffs seek unspecified damages. All three actions have been removed to federal court and the two MALLIA actions have been transferred to the United States District Court for the Southern District of New York. The HAMILTON action has been dismissed with the consent of the parties on the grounds it is duplicative of the two MALLIA actions now before the federal court in New York.

     In April 1995, two investors in the Pegasus limited partnership filed a purported class action in the Circuit Court of the State of Illinois for Cook County entitled JACOBSON V. PAINEWEBBER, INC., making allegations substantially similar to those alleged in the Federal Court Limited Partnership Actions, but limited in subject matter to the sale of the Pegasus partnerships, and without a RICO claim. The complaint sought unspecified damages. The plaintiffs in the JACOBSON case simultaneously remained as participants in the Federal Court Limited Partnership Actions, and subsequently dismissed the Illinois action but objected to the proposed settlement of the Federal Court Limited Partnership Actions. As noted above, on March 20, 1997, the court approved the fairness of the settlement.

THE FOLLOWING ITEMS RELATE TO MATTERS INVOLVING KIDDER, PEABODY AND CO. INCORPORATED WHICH WAS ACQUIRED BY PAINE WEBBER GROUP ("THE COMPANY") IN AUGUST 1997. IN CONNECTION WITH THE ACQUISITION, THE SELLER AND ITS PARENT GENERAL ELECTRIC COMPANY AGREED TO INDEMNIFY PAINE WEBBER GROUP FOR ALL LOSSES RELATING TO THIS MATTER.

     Kidder Peabody & Co. Incorporated ("Kidder, Peabody"), a subsidiary of the Company, together with other unrelated individuals and firms, has been named as a defendant in certain actions pending in the United States District Court of New York for the Southern District of New York brought on behalf of individuals and two purported classes of investors in three funds (the "Funds") managed by Askin Capital Management, L.P. and David J. Askin (collectively, the "Askin Parties"). The actions are Primavera Familienstiftung v. David J. Askin, et al., Docket No. 95 Civ. 8905; ABF Capital Management, et al. v. Askin Capital Management, L.P., Docket No. 96 Civ. 2978; Montpellier Resources, Limited et al. v. Askin Capital Management, L.P., et al., Docket No. 97 Civ. 1856; Richard Johnston as Trustee for the Demeter Trust, et al. v. Askin Capital Management L.P., et al., Docket No. 97 Civ. 4335. The plaintiffs have alleged, among other things, that Kidder, Peabody and other brokerage firms aided and abetted false state securities bylaws, used the Funds as an outlet for otherwise unmarketable tranches of collateralized mortgage obligations, and violated various rules of the New York Stock Exchange and National Association of Securities Dealers. Collectively in the four lawsuits the plaintiffs claim damages of approximately $650 million, as well as unspecified punitive damages. As a result of various decisions by the District Court, the only claim remaining in these cases against Kidder, Peabody is for aiding and abetting the Askin Parties' fraud on the investors. The parties are presently engaged in pre-trial discovery. No trial date has been set.

     In a separate, but related action now pending in the United States Bankruptcy Court for the Southern District of New York captioned ABF Capital Management, et al. v. Kidder, Peabody & Co. Incorporated, a group of investors in the Funds have sought to equitably subordinate, pursuant to
Section 510[c] of the Bankruptcy code, certain recoveries received by Kidder, Peabody, amounting to approximately $15.5 million, in connection with the settlement of Kidder, Peabody's claim in the Funds' bankruptcy proceedings. This action is also at an early stage; no trial date has been set.

     Kidder, Peabody is a defendant, along with other unrelated individuals and entities, in Richard A. Lippe et. al. v. Bairnco Corp. et al., 96 Civ. 7600, in the United States District Court for the Southern District of New York brought by the Trustees of the Keene Creditors' Trust ("KCT"). This action originally was filed on June 8, 1995 as Adversary Proceeding No. 95/9393A in the Bankruptcy Court for the Southern District of New York. On April 10, 1997, the District Court ordered the withdrawal of the bankruptcy court. KCT was established pursuant to the Plan of Reorganization approved in connection with the bankruptcy proceedings related to Keene Corporation ("Keene"). The KCT claims against Kidder, Peabody arise from fairness opinions rendered by Kidder, Peabody during the 1980's in connection with the sale of various businesses from

Keene. KCT alleges that Kidder Peabody's fairness opinions intentionally or recklessly undervalued the assets being sold. KCT further alleges that such acts constituted aiding and abetting breaches of fiduciary duties and self-dealing by Keene's corporate officers and directors, who are also defendants, in violation of the New York Business Corporation Law and the Racketeer Influenced and Corrupt Organizations Act. KCT seeks damages from Kidder, Peabody and other unrelated individuals and firms in excess of $700 million. On September 15, 1997, Kidder, Peabody filed a motion to dismiss the complaint. KCT has not yet filed its opposition to the motion.

          IN ADDITION TO THE FOREGOING PRIVATE LITIGATION, THE FOLLOWING ADMINISTRATIVE AND EXCHANGE PROCEEDINGS MAY BE CONSIDERED MATERIAL.

          On February 4, 1994, the Alabama Securities Commission issued Administrative Order CV-93-0020. PaineWebber consented, without admitting or denying the allegations to findings of violations of the Alabama Securities Act, to place on the branch order ticket or other record of transactions before any order for purchase or sale of securities through a block trading desk is executed, a name or designation of the accounts for which such orders are to be executed and the number of shares or contracts ordered for each account for two years from the date of the Alabama order as to trades placed through its block trading desk by registered representatives in Birmingham, Alabama. The registered representatives are required to deliver a copy of the branch order ticket to the branch office manager or to his or her designee prior to the time the order is placed with a block desk. The Alabama Securities commission will be provided with a copy of a consultant's report concerning respondent's policies, practices and procedures prepared pursuant to an SEC order on February 18, 1993 and the affidavit of PaineWebber attesting to the implementation of the recommendations contained in such consultant's report. PaineWebber is required to certify that all supervisory and managerial personnel in its Birmingham office have attended the two day seminar required by the SEC order. PaineWebber was ordered to pay a fine of $87,000 as partial reimbursement for the Alabama Securities Commission's cost for examining the matter.

     On September 27, 1995, in matter number 94-078-S, the State of Vermont Department of Banking, Insurance and Securities entered an Administrative Consent Order alleging that between 1984 and 1988 PaineWebber did not reasonably supervise two former investment executives with respect to certain outside activities and limited partnership investment recommendations. Without admitting or denying the allegations, PaineWebber agreed, among other things to pay an administrative fine of $100,000.

     On or about January 18, 1996, PaineWebber consented, without admitting or denying the findings therein, to the entry of an Order by the SEC which imposed a censure, a cease and desist order, a $5 million civil penalty and various remedial sanctions. The SEC alleged that PaineWebber violated the antifraud and recordkeeping provisions of the federal securities laws in connection with the offer and sale of certain limited partnership interests between 1986 and 1992 and failed reasonably to supervise certain registered representatives and other employees involved in the sale of those interests. PaineWebber must comply with its representations that it had paid and will pay a total of $292.5 million to investors, including a payment of $40 million for a claims fund.

On June 9, 1998, the Kansas Securities Commissioner brought an administrative action alleging that during the period approximately May 1993 through February 1994, a registered representative who was terminated by the firm, recommended certain securities transactions that were not suitable for certain clients and PaineWebber failed to reasonably supervise its former employee.

PRUDENTIAL SECURITIES

          The following paragraphs restate and update the Prudential Securities disclosure statement regarding civil, administrative or criminal proceedings related to Prudential Securities set forth on pages 48 through 51 of the Prospectus.

          Prudential Securities' main business office is located at Prudential Securities Building, One Seaport Plaza, New York, New York 10292, telephone (212) 214-1000.

          Prudential Securities did not sponsor the Trust and is not responsible for the activities of Millburn Ridgefield. It acts only as one of the commodity brokers.

          Prudential Securities, in its capacity as commodities broker for the Trust, is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Prudential Securities is a major securities firm with a large commodity brokerage business. It has over 270 offices in 43 states, the District of Columbia, and 18 foreign countries. Prudential Securities is a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, Commodity Exchange, Inc., and all other major United States commodity exchanges.

          From time to time Prudential Securities (in its respective capacities as a commodities broker and as a securities broker-dealer) and its principals are involved in numerous legal actions, some of which individually and all of which in the aggregate, seek significant or indeterminate damages.
 However, except for the actions described below, during the five years preceding the date of this Prospectus, there has been no administrative, civil, or criminal action against Prudential Securities or any of its principals which is material, in light of all the circumstances, to an investor's decision to invest in the Trust.

          On October 21, 1993 Prudential Securities entered into an omnibus settlement with the SEC, state securities regulators in 51 jurisdictions (49 states, the District of Columbia and Puerto Rico) and the NASD to resolve allegations that had been asserted against Prudential Securities with respect to the sale of interests in more than 700 limited partnerships generated by Prudential Securities' Direct Investment Group and sold from January 1, 1980 through December 31, 1990. The partnerships principally involved real estate, oil and gas producing properties and aircraft leasing ventures.

          The allegations against Prudential Securities were set forth in a Complaint filed by the SEC on October 21, 1993 and in an Administrative Order issued by the SEC also on October 21, 1993. It was alleged that federal and state securities laws had been violated through sales of the limited partnership interests (and a limited number of certain other securities) to persons for whom such securities were not suitable in light of their investment objectives, financial status, or investment sophistication. It was also alleged that the safety, potential returns and liquidity of the investments had been misrepresented. Prudential Securities neither admitted nor denied the allegations asserted against it. The Administrative Order included findings that Prudential Securities' conduct violated the federal securities laws and that an order issued by the SEC in 1986 requiring Prudential Securities to adopt, implement and maintain certain supervisory procedures had not been complied with. The Administrative Order (to which Prudential Securities consented without admitting or denying the SEC's findings), directed Prudential Securities to cease and desist from violating the federal securities laws and imposed a $10 million civil penalty. The Administrative Order also required Prudential Securities to adopt certain remedial measures including the establishment of a Compliance Committee of its Board of Directors.

          Prudential Securities's settlement with the state securities regulators included an agreement to pay a penalty of $500,000 per jurisdiction. In settling the NASD disciplinary action, Prudential Securities consented to a censure and to the payment of a $5 million fine to the NASD.

          In connection with the settlement of the allegations asserted against it, and pursuant to a Final Order and Judgment entered on October 21, 1993 in the action commenced by the SEC, Prudential Securities has deposited $330 million as a fund to be used for the resolution of claims for compensatory damages asserted by persons who purchased the limited partnership interests from Prudential Securities, and has agreed to provide additional funds, if necessary, for that purpose. The fund is to be administered by a court-approved Claims Administrator who is a former SEC Commissioner. Prudential Securities also consented to the establishment of a court-supervised expedited claims resolution procedures with respect to such claims.

          On January 18, 1994, Prudential Securities agreed to the entry of a Final Consent Order and a Parallel Consent Order by the Texas State Securities Board. The firm also entered into a related Agreement with the Texas State Securities Commissioner. The allegations against Prudential Securities were that the firm had engaged in improper sales practices and other improper conduct resulting in pecuniary losses and other harm to investors residing in Texas with respect to purchases and sales of limited partnership interests during the period of January 1, 1980 through December 31, 1990. Without admitting or denying the allegations, Prudential Securities consented to a reprimand, agreed to cease and desist from further violations, and to provide voluntary donations to the State of Texas in the aggregate amount of $1,500,000. The firm agreed to suspend the creation of new customer accounts, the general solicitation of new accounts, and the offering for sale of securities in or from Prudential Securities' North Dallas office, irrespective of the place of residence of such new customers, during a period of twenty consecutive business days. Prudential Securities further agreed to suspend the creation of new customer accounts, the general solicitation of new customer accounts, and offering for sale of securities into or from the State of Texas to any new customers, irrespective of the place of residence of such new customers, during a period of five consecutive business days. Prudential Securities also agreed to comply with the terms of an Administrative Order entered by the U.S. Securities and Exchange Commission on October 21, 1993 (as discussed above) and to institute training programs for its securities salesmen in Texas.

          On January 25, 1994, Prudential Securities agreed to the entry of a Consent Order issued by the Banking Commissioner of the State of Connecticut, Department of Banking ("Connecticut Banking Commissioner"). The allegations against Prudential Securities were that from January 1992 through at least July 1993, Prudential Securities employed investment adviser agents who solicited investment advisory business in Connecticut without being registered to do so. This conduct was found by the Connecticut Banking Commissioner to be in violation of the Connecticut Uniform Securities Act (the "Act") and in violation of the terms and conditions of a Stipulation and Agreement entered into between the Connecticut Banking Commissioner and Prudential Securities on February 20, 1992. It was further alleged with respect to Prudential Securities' investment advisory business, that certain Prudential Securities agents held themselves out to the public in Connecticut under a business name other than Prudential Securities. Without admitting or denying the allegations, Prudential Securities agreed to be censured by the Department of Banking, to cease and desist from violation of the provisions of the Act, and agreed to pay a civil penalty to the Department of Banking in the amount of $150,000. Further, Prudential Securities agreed to be subject to a period of administrative probation which will conclude upon Prudential Securities' completion of certain remedial actions, including, but not limited to, the following: (a) Prudential Securities shall review, implement and maintain supervisory procedures designed to ensure its compliance with the provisions of the Act; and (b) commencing on April 1, 1994 and continuing until April 1, 1996, Prudential Securities shall file quarterly reports with the Securities and Business Investments Division of the Department of Banking (the "Division") relating to its investment advisory business. In addition, Prudential Securities has agreed to pay the Department of Banking the cost of two or more examinations of any of its offices by the Division, such amount not to exceed $10,000.

          On March 10, 1994, Prudential Securities agreed to the entry of a Consent Order issued by the State of Missouri, Commissioner of Securities. The allegations against Prudential Securities were that the firm failed to supervise a former registered representative, in violation of Missouri securities laws. Without admitting or denying the allegations, Prudential Securities agreed to the following: (a) to maintain and make available to the Missouri Division of Securities all customer and regulatory complaints concerning any Prudential Securities employee working in a branch located in Missouri or any security sold by such employees; (b) beginning 30 days from the date of the Consent Order and continuing for a period of three years, to include at least one public service information piece selected by the Commissioner of Securities in all of Prudential Securities' new account packages mailed to Missouri residents; (c) for a period of three years from the date of the Consent Order, to annually provide a notice to Prudential Securities' Missouri customers which details the procedures for filing a complaint with Prudential Securities and the applicable regulatory authorities. In addition, Prudential Securities agreed to pay a fine in the amount of $175,000.

          On June 8, 1994, the Business Conduct Committee of the New York Mercantile Exchange ("NYMEX" or "Exchange") accepted an Offer of Settlement submitted by Prudential Securities concerning allegations that Prudential Securities violated NYMEX rules regarding pre-arranged trades and wash trades. Without admitting or denying the allegations, Prudential Securities consented to a finding by the Exchange that it had violated NYMEX Rule 8.55(A)(18) relating to conduct substantially detrimental to the interest of the welfare of the Exchange; agreed to cease and desist from future violations of Rule 8.55; and agreed to pay a fine in the amount of $20,000.

          On September 19, 1994, Prudential Securities consented to the entry of an Agreement and Order issued by the State of Idaho, Department of Finance, Securities Bureau (the "Idaho"). The allegations against Prudential Securities were that the firm failed to supervise certain employees in connection with securities and options trading activities entered into on behalf of Idaho clients, in violation of the Idaho Securities Act . It was further alleged that Prudential Securities failed to amend the Forms U-4 for certain employees. Prudential Securities agreed to a number of sanctions and remedial measures including, but not limited to, the following: (a) to install a new branch manager in the Prudential Securities Boise branch office, who is to function in a supervisory capacity only; (b) to designate a regional quality review officer to review all securities options accounts and options trading activities of Idaho customers in three Prudential Securities offices; (c) to implement procedures reasonably designed to ensure compliance with regulations concerning the timely delivery of prospectuses; and (d) to cooperate in Idaho's ongoing investigation and to comply with all provisions of the Act. In addition, Prudential Securities has agreed to pay a fine to the State of Idaho in the amount of $300,000. In addition, Prudential Securities has voluntarily reimbursed certain customers for losses suffered in their accounts in the amount of $797,518.49.

          On October 27, 1994, Prudential Securities and Prudential
Securities Group entered into an agreement with the Office of the United States Attorney for the Southern District of New York (the "U.S. Attorney") deferring prosecution of charges contained in a criminal complaint. The complaint alleged that Prudential Securities committed fraud in connection with the sale of certain oil and gas limited partnership interests between 1983 and 1990 in violation of federal securities laws. The agreement requires that Prudential Securities deposit an additional $330,000,000 into an account established by the Securities and Exchange Commission to pay restitution to the investors who purchased the oil and gas partnership interests. Prudential Securities further agreed to appoint a mutually acceptable outsider to sit on the Board of Directors of Prudential Securities Group and the Compliance Committee of Prudential Securities. The outside director will serve as an "ombudsman" whom Prudential Securities' employees can contact anonymously with complaints about ethics or compliance.
Prudential Securities will report any allegations or instances of criminal conduct and material improprieties to the new director. The new director will submit compliance reports of his findings every three months for a three year period. If, upon completion of a three-year period, Prudential Securities has complied with the terms of the agreement then the government will not pursue the charges in the complaint. If Prudential Securities does not comply with the agreement then the government may elect to pursue the charges.

          On June 19, 1995, Prudential Securities entered into a settlement with the Commodity Futures Trading Commission ("CFTC")in which, without admitting or denying the allegations of the complaint, Prudential Securities consented to findings by the CFTC of certain recordkeeping violations and failure to supervise in connection with the commodity trading activities, in 1990 and early 1991, of a former broker of Prudential Securities. Pursuant to the settlement, Prudential Securities agreed to (i) pay a civil penalty of $725,000, (ii) the entry of a cease and desist order with respect to the violations charged, and (iii) an undertaking directing the Prudential Securities' Compliance Committee directing that a review of certain of the firm's commodity compliance and supervisory policies and procedures be conducted and a report be submitted to the CFTC, as well as a report to the CFTC on the actions taken as a result of the review.

          On February 29, 1996, the State of New Mexico Securities Division issued a final order, subject to a settlement whereby Prudential Securities neither admitted nor denied any allegations that Prudential Securities failed to supervise two former employees and a Branch Office Manager of its Phoenix branch. The allegations included misrepresentation, fraud, unsuitability, failure to properly register and failure to report a suspected forgery. Prudential Securities consented to the imposition of a censure and paid a fine in the amount of $15,000 and investigative fees in the amount of $2,000.

          Stemming from final settlement agreements and consent orders in a United States District Court for the Southern District of Florida, on December 10, 1996, the Department of Labor ("DOL") issued a final order imposing a statutory civil penalty against Prudential Securities in the amount of $61,250. The DOL assessed the above referenced automatic penalty under ERISA section 502(l) based upon allegations that Prudential Securities acted as a fiduciary under ERISA with respect to the Metacor, Inc. Profit Sharing and Retirement Savings Plan and knowingly facilitated certain transfers of funds out of the Plan's account to a corporate account that Metacor maintained in one or more banks. Prudential Securities neither admitted nor denied the DOL's allegations.

          On May 20, 1997, the CFTC filed a complaint against Prudential Securities, Kevin Marshburn (a former Prudential Securities Financial Advisor) and two of Marshburn's sales assistants. The complaint alleges, in essence, that during the period from May 1993 through March 1994: (i) Marshburn fraudulently allocated trades among his personal account and certain customer accounts; (ii) Prudential Securities did not properly supervise Marshburn by failing to have policies and procedures in place to detect and deter the alleged allocation scheme; and (iii) Prudential Securities failed to maintain and produce records with respect to transactions during the period in issue. The complaint seeks several forms of relief against Prudential Securities, including a cease and desist order, suspension or revocation of registration, restitution, and civil penalties of up to $100,000 for each alleged violation. Prudential Securities has denied the operative allegations against it and is vigorously defending the action.

                                      EXHIBIT V


                        ANNUAL RATES OF RETURN SINCE INCEPTION
                       OF THE MILLBURN RIDGEFIELD CLIENT FUNDS

          The following are the annual rates of return of the client (as opposed to proprietary) futures funds sponsored by Millburn Ridgefield (other than the Trust itself; see Exhibit III "Performance of the Trust"). Of the following funds, Nestor Partners trades a diversified portfolio most similar (but nevertheless materially different) in market sector emphasis to the World Resource Portfolio. THE MANAGING OWNER WISHES TO EMPHASIZE TO PROSPECTIVE INVESTORS THAT THERE HAVE BEEN A NUMBER OF YEARS IN WHICH MILLBURN RIDGEFIELD CLIENT FUNDS HAVE SUSTAINED SIGNIFICANT LOSSES AND THAT THE VOLATILITY OF THESE FUNDS' PERFORMANCE IS QUALITATIVELY GREATER THAN THAT OF MANY MANAGED FUTURES FUNDS.

          None of the following funds is managed pursuant to the World Resource Portfolio. None of the following funds is being offered to investors pursuant to the Prospectus, and it is the performance of the Trust itself, not of Millburn Ridgefield's other funds, which is most pertinent to a decision whether or not to invest in the Units.

          PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

MILLBURN GLOBAL               MILLBURN CURRENCY                     NESTOR PARTNERS
OPPORTUNITY FUND L.P.         FUND II, L.P.                           (DIVERSIFIED;
(CURRENCIES AND FINANCIALS;   (CURRENCIES ONLY;                   PRIVATELY OFFERED)
PUBLICLY OFFERED)             PUBLICLY OFFERED)

            ANNUAL                             ANNUAL                   ANNUAL
YEAR     RATE OF RETURN       YEAR          RATE OF RETURN    YEAR   RATE OF RETURN
1998         1.08%             1998             (9.83)%       1998            4.64%
1997        11.51              1997             18.65         1997           11.76
1996         9.42              1996              7.84         1996           14.21
1995        24.00              1995             11.49         1995           26.68
1994        (8.99)             1994            (16.59)        1994            9.53
1993         6.28              1993            (12.17)        1993            8.43
                               1992             11.39         1992           14.91
                               1991 (5 mos.)     4.75         1991            4.43
                                                              1990           48.25
                                                              1989            0.43
                                                              1988            2.20
                                                              1987           43.70
                                                              1986          (17.09)
                                                              1985           26.56
                                                              1984           20.74
                                                              1983           (6.28)
                                                              1982           26.54
                                                              1981           39.11
                                                              1980           48.57
                                                              1979           60.93
                                                              1978           20.78
                                                              1977 (11 mos.)  3.33

           PURCHASERS OF UNITS WILL ACQUIRE NO INTEREST IN THESE FUNDS.

MILLBURN GLOBAL                   MILLBURN CURRENCY      MRC CURRENCY
MARKETS PORTFOLIO L.P.            FUND L.P.              PARTNERS L.P.
(DIVERSIFIED; PRIVATELY OFFERED)  (CURRENCIES ONLY;      (CURRENCIES ONLY;
                                  PRIVATELY OFFERED)     PRIVATELY OFFERED)

             ANNUAL                        ANNUAL                           ANNUAL
YEAR     RATE OF RETURN       YEAR      RATE OF RETURN    YEAR           RATE OF RETURN
1998            1.57%         1998          (7.03)%
1997           13.59          1997          20.13        1997 (5 mos.)   15.31% (closed 5/31/97)
1996           11.77          1996          13.87        1996            16.59
1995           28.76          1995          19.28        1995            22.02
1994           (4.35)         1994          (8.63)       1994            (6.71)
1993 (3 mos.)   9.24          1993         (11.71)       1993            (8.53)
                              1992          14.57        1992            15.67
                              1991           3.63        1991             6.35
                              1990          51.64        1990 (5 mos.)   26.16

MILLBURN WORLD
RESOURCE FUND L.P.
(DIVERSIFIED; PRIVATELY OFFERED)

                   ANNUAL
YEAR          RATES OF RETURN
1998              10.50%
1997              11.87
1996              17.43
1995              36.25

                     ________________________



     Prospective investors should note the significant extent to which Millburn Ridgefield's private pools have outperformed its public funds. This is due in principal part to the significantly higher costs to which public funds are subject, due primarily to the costs associated with the distribution of the interests in such funds to the public. The Trust, as a public fund, is subject to such higher costs, and its performance can be expected to reflect the effect of such costs, which cumulate significantly over time.

     THE ANNUAL RATES OF RETURN SET FORTH ABOVE SUGGEST THAT MILLBURN RIDGEFIELD'S PERFORMANCE MAY HAVE BEEN ADVERSELY AFFECTED BY INCREASING THE AMOUNT OF ASSETS UNDER ITS MANAGEMENT. MILLBURN RIDGEFIELD, IN GENERAL, APPEARS TO HAVE BEEN ABLE TO ACHIEVE BETTER PERFORMANCE IN EARLIER THAN IN MORE RECENT YEARS. ALTHOUGH THIS COULD BE DUE TO A NUMBER OF FACTORS, INCREASED ASSETS UNDER MANAGEMENT MAY WELL BE A MATERIALLY CONTRIBUTING FACTOR. SEE "RISK FACTORS -- (7) POSSIBLE ADVERSE EFFECTS OF INCREASING MILLBURN RIDGEFIELD'S ASSETS UNDER MANAGEMENT" AT PAGE 13 OF THE PROSPECTUS.

     PAST PERFORMANCE -- AND CERTAINLY THE PAST PERFORMANCE OF FUNDS OTHER THAN THE TRUST -- IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. FURTHERMORE, EACH OF THE FOREGOING FUNDS, OTHER THAN THE MILLBURN WORLD RESOURCE FUND L.P., TRADES A DIFFERENT PORTFOLIO THAN DOES THE MILLBURN WORLD RESOURCE TRUST.

     THERE ARE MATERIAL DIFFERENCES BETWEEN THE PORTFOLIOS TRADED BY THE OTHER MILLBURN RIDGEFIELD CLIENT FUNDS (EVEN THE DIVERSIFIED FUNDS -- NESTOR PARTNERS AND MILLBURN GLOBAL MARKETS PORTFOLIO L.P.) AND THAT TRADED BY THE TRUST. FURTHERMORE, MILLBURN RIDGEFIELD'S SYSTEMS HAVE DEVELOPED SIGNIFICANTLY OVER THE PERIOD PRESENTED IN THE PERFORMANCE RECORDS INCLUDED HEREIN, SO THAT SUCH SYSTEMS ARE NOT CURRENTLY THE SAME AS THOSE WHICH GENERATED A SUBSTANTIAL PORTION OF THE PERFORMANCE REFLECTED HEREIN. NO REPRESENTATION IS OR COULD BE MADE THAT THE TRUST WOULD HAVE PERFORMED, OR WILL IN THE FUTURE PERFORM, IN A MANNER SIMILAR TO THE RESULTS SET FORTH ABOVE.

             PURCHASERS OF UNITS WILL ACQUIRE NO INTEREST IN THESE FUNDS.

                           ACKNOWLEDGMENT OF RECEIPT OF THE
                       MILLBURN WORLD RESOURCE TRUST SUPPLEMENT
                      DATED  JANUARY 25, 1999 TO THE PROSPECTUS
                      AND DISCLOSURE DOCUMENT DATED MAY 13, 1998



     The undersigned hereby acknowledges that the undersigned has received a copy of The Millburn World Resource Trust Supplement dated January 25, 1999 to the Prospectus and Disclosure Document dated May 13, 1998.

INDIVIDUAL SUBSCRIBERS:            ENTITY SUBSCRIBERS:

_________________________________  ________________________
                                      (Name of Entity)

_________________________________  By:_____________________

Signature of Subscriber(s)         Title:__________________
                                         (Trustee, partner or
Dated:  ___________, 19___                 authorized officer)

                                   Dated:  ____________,19___